Exhibit 99.8

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize CDD Solution Selected by Fifth Third Bancorp for
its Customer Onboarding Risk Assessment and Powerful Risk Rating Engine

NICE Actimize’s Core Risk Rating Engine is designed to leverage extensive out-of-the-box and user-defined risk factors to assess customer risk

New York – January 19, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, has been selected by Fifth Third Bancorp, a diversified financial services company, to provide Customer Due Diligence (CDD) anti-money laundering software to help it move to a more automated, centrally managed environment for its customer onboarding risk assessment processes.

Fifth Third will utilize NICE Actimize’s Core Risk Rating Engine, which leverages extensive out-of-the-box and user-defined risk factors to systematically assess customer risk as customer characteristics change and business environments adapt. From customer onboarding to ongoing risk monitoring to account closure, the NICE Actimize CDD solution is designed to enable integrated anti-money laundering lifecycle management.

“Fifth Third Bancorp continues our relationship with NICE Actimize which offers us deep domain expertise coupled with industry-proven solutions and best practices,” said Paul Dougherty, Senior Vice President and Director of Financial Crimes Compliance at Fifth Third.

Explains Edward Sander, Global VP and General Manager, AML, NICE Actimize: “At NICE Actimize, we are totally focused on our customers’ needs in the financial services industry, so we are pleased to continue our longstanding relationship with Fifth Third as it continues to enhance its existing financial crime programs. A strong, automated KYC/CDD approach provides financial institutions with an important competitive advantage, allowing them to onboard new customers more quickly.”

For more information on the new Actimize CDD Suite, visit here.

About Fifth Third Bancorp
Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of September 30, 2015, the Company had $142 billion in assets and operates 1,295 full-service Banking Centers, including 99 Bank Mart® locations, most open seven days a week, inside select grocery stores and 2,650 ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Pennsylvania, Missouri, Georgia and North Carolina. Fifth Third operates four main businesses: Commercial Banking, Branch Banking, Consumer Lending, and Investment Advisors. Fifth Third also has a 22.8% interest in Vantiv Holding, LLC. Fifth Third is among the largest money managers in the Midwest and, as of September 30, 2015, had $297 billion in assets under care, of which it managed $25 billion for individuals, corporations and not-for-profit organizations. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded on the NASDAQ® Global Select Market under the symbol “FITB”. www.53.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.@NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sander, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.